Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-199966
Dated January 12, 2015

North America Structured Investments

13 month Return Notes linked to JPMorgan US Long Equity Dynamic Overlay Index

J.P.Morgan

Overview

The J.P. Morgan US Long Equity Dynamic Overlay 80 Index (Series 1) (the "Index" or "LEDO") is a rules-based Index designed to provide a synthetic long position in the total return version of the S&P 500® Index (the "Equity Index") and limited downside protection against adverse movements of the Equity Index through a synthetic collar strategy as an overlay to the synthetic long position in the total return version of the Equity Index, subject to fees and deductions.

The Index consists of three positions: a synthetic long position in the S&P 500® Total Return Index, a synthetic rolling collar strategy applied to the "price return" version of the Equity Index (the "Price Return Equity Index"), and a synthetic delta hedge position with respect to the synthetic short call position consisting of a variable synthetic exposure to futures contracts referencing the Price Return Equity Index.

The notes are designed for investors who seek exposure to the J.P. Morgan U.S. Long Equity Dynamic Overlay 80 Index (Series 1), subject to the fees and deductions described below.

Investors should be willing to forgo interest payments and, if, between the Pricing Date and the Observation Date, the level of the Index (which reflects the deductions described below) decreases or does not increase sufficiently to offset the fees and deductions described below, be willing to lose some or all of their principal.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlying:	J.P. Morgan US Long Equity Dynamic Overlay 80 Index
Underlying Ticker:	JPUSLEDO
Payment at Maturity:	Per note, $1,000 x (1 + Index Return)
Maximum Return:	n/a
Index Return:	On any Valuation Date, (Index closing level on that Valuation Date – Initial Index Level) / Initial Index Level
Initial Index Level:	The Index closing level on the Inception Date
Inception Date:	January 27, 2015
Maturity Date:	February 29, 2016
CUSIP	48127D5A2
Preliminary Term Sheet:	http://sp.jpmorgan.com/document/cusip/48127D5A2/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which will be lower than the price you paid for the notes, please see the hyperlink above.

Hypothetical Returns**

Index Return	Note Return	Payment at Maturity
70.00%	70.00%	$1,700.00
50.00%	50.00%	$1,500.00
30.00%	30.00%	$1,300.00
10.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-10.00%	-10.00%	$900.00
-30.00%	-30.00%	$700.00
-50.00%	-50.00%	$500.00
-100.00%	-100.00%	$0.00

Return Profile

At maturity, you will receive a cash payment of $1,000 times (1 + Index Return on the Final Valuation Date). You may also request that we repurchase your notes prior to maturity.* The notes provide the opportunity to obtain an uncapped return at maturity or upon early repurchase linked to the Index.

Your payment at maturity, or upon early repurchase, is subject to the credit risk of JPMorgan Chase & Co.

The level of the Index incorporates the daily deduction of (a) the index fee of 0.75% per annum (the "Only Index Fee"), (b) the Call deduction and put deduction: on a monthly or quarterly basis, as applicable, when the Index's synthetic short call or long put exposure, as applicable, is rolled into a new option contract on the S&P 500® Index, a call deduction or put deduction, as applicable, is subtracted in the calculation of the Index. The call deduction or put deduction is calculated by multiplying a) the applicable volatility spread (which is between 0.30% and 3.00%) by b) the vega of the applicable option contract, subject to certain minimum and maximum amounts and (c) when the delta hedge implemented, 0.03% of any increase or decrease in the Index's exposure to the futures contracts on the Price Return Equity Index is deducted in the calculation of the Index.

JPMS's estimated value reflects the Daily Index Fee that will accrue on a daily basis over the term of the notes. The call deduction and put deduction do not impact JPMS's estimated value.

The level of the Index and the value of the notes will be adversely affected, perhaps significantly, if the performance of the S&P 500® Total Return Index (the "Total Return Equity Index") and the option contracts and futures contracts on the Price Return Equity Index included in the Index, in aggregate, is not sufficient to offset these fees and deductions.

* You may request that we repurchase your notes daily in a minimum denomination equal to $1,000, subject to our acceptance of your request and your compliance with the procedural requirements described in the accompanying term sheet. **While we intend to accept all requests for early repurchase of notes, we are not obligated to accept any repurchase request. We are not committed to purchasing any note at a particular time or price.**

** The hypothetical returns and hypothetical payments on the notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

13 month Return Notes linked to JPMorgan US Long Equity Dynamic Overlay Index

Selected Purchase Considerations

[]    Uncapped  appreciation  potential:  The  notes  provide the opportunity to obtain an uncapped return at maturity, or upon early repurchase, linked to the  Index  (which  will  reflect  the daily deduction fess and deductions described above).

[]    The  averaging  convention  used to calculate the ending index level could limit returns.

[]    Daily  repurchases in minimum denominations equal to the principal amount.
      While  we  intend to accept all requests for early repurchase of notes, we are  not  obligated to accept any repurchase request. We are not committed to purchasing any note at a particular time or price.

[]    Potential  for  Long  Term Capital Gains tax treatment if held longer than one year.

Selected Risks

[]    The  risks  identified below are not exhaustive. Please see "Risk Factors"
      in  the  applicable  product  supplement  and  any  applicable  underlying supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.

[]    Your  investment  in  the  notes  may result in a loss. The return on your initial  investment  will reflect the daily deduction of the index fee and the  daily  rebalancing adjustment amount from the level of the Index and, in  the  case of an early repurchase, the deduction of the repurchase fee.
      If  the  Index  declines  by  100% from its initial level at maturity, you would  lose  all  of  your principal. There are no interest payment on the notes.

[]    Payment on the notes is subject to our credit risk. Therefore the value of the  notes  prior  to  maturity will be subject to changes in the market's view of our creditworthiness.

[]    You  may  receive  less than your initial investment due to the index fee, call  and  put  deduction,  and  delta  hedge  deduction  . These fees and deductions are likely to have a substantial adverse effect on the level of the Index over time.

Selected Risks (continued)

[]    Our  affiliate, J.P. Morgan Securities plc, is the index calculation agent and  Index  Sponsor  and  may  adjust  the Index in a way that affects its level.

[]    The  Index has a limited operating history. Hypothetical back -tested data related  to  the  Index  does not represent actual historical data and are subject  to  inherent limitations. The strategy reflected in the Index may not be successful.

[]    The  Index  provides  exposure  to  equity  options and futures, which are subject  to  significant  fluctuations,  and  are  not  suitable  for  all investors.

[]    There are risks associated with the delta hedging.

[]    There are risks associated with synthetic options.

[]    The Index references a synthetic portfolio of underlying assets.

[]    The  Index  may  not  be successful and may not outperform any alternative strategy.

[]    The cost of synthetically trading the options and futures constituents may negatively impact performance.

[]    Even  with  delta hedging, the Index may still underperform the underlying equity Index.

[]    Even  though  the  Index  maintains  a long put position, the level of the
      Index may not increase when the market decreases.

[]    The  Index  is  an  excess  return index, thought it tracks a total return index.

[]    JPMS's  estimated  value  does  not represent future values and may differ from others' estimates.

[]    The  notes' value in customer account statements may be higher than JPMS's current estimated value for a limited time period.

[]    Potential  conflicts:  We  and  our  affiliates play a variety of roles in connection  with  the notes, including acting as a note calculation agent, index  calculation  agent,  index sponsor, as agent for the note offering, hedging our obligations under the notes and making the assumptions used to determine  the  pricing  of the notes. It is possible that such hedging or trading  activities  of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes decline.

[]  Lack  of  liquidity:  The  price,  if  any, at which JPMS will be willing to purchase  notes  from  you  in  the secondary market, if at all, may result in a significant loss of your principal.

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus)  with  the  SEC  for  any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and  the other documents relating to this offering that JPMorgan Chase & Co. has filed  with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the
SEC  Web  site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any  dealer  participating  in  the  this  offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, any applicable  underlying  supplement  and  term sheet if you so request by calling toll -free 1 -866-535-9248.

IRS  Circular  230  Disclosure:  JPMorgan  Chase & Co. and its affiliates do not provide  tax  advice.  Accordingly, any discussion of U.S. tax matters contained herein  (including  any  attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone  unaffiliated  with  JPMorgan  Chase  & Co. of any of the matters address herein  or  for  the  purpose  of  avoiding  U.S. tax-related penalties. The tax consequences of the notes may be uncertain.

Investment  suitability  must  be determined individually for each investor, and the  financial  instruments  described  herein  may  not  be  suitable  for  all investors. The products described herein should generally be held to maturity as early  unwinds  could result in lower than anticipated returns. This information is  not  intended  to  provide  and  should  not  be  relied  upon  as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_
 structured_investments@jpmorgan.com